Exhibit 99.4

KEEGAN RESOURCES INC. (THE "COMPANY")SPECIAL MEETING TUESDAY, FEBRUARY 19, 2013 AT 4:30 PM PST JANUARY 16, 2013 FEBRUARY 15, 2013 TO APPROVE, WITH OR WITHOUT VARIATION, A SPECIAL RESOLUTION, THE FULL TEXT OF WHICH IS SET FORTH IN APPENDIX B TO THE ACCOMPANYING JOINT MANAGEMENT INFORMATION CIRCULAR OF THE COMPANY AND PMI GOLD CORPORATION ("PMI") DATED JANUARY 17, 2013 (THE "INFORMATION CIRCULAR"), TO APPROVE: (I) THE ISSUANCE, OR RESERVATION FOR ISSUANCE, AS THE CASE MAY BE, BY THE COMPANY, PURSUANT TO THE ARRANGEMENT AGREEMENT DATED DECEMBER 5, 2012 BETWEEN PMI AND THE COMPANY (THE "ARRANGEMENT AGREEMENT"), OF 89,767,038 COMMON SHARES OF THE COMPANY, REPRESENTING 105.57% OF THE TOTAL ISSUED AND OUTSTANDING SHARES OF THE COMPANY AS AT THE DATE OF THE INFORMATION CIRCULAR AND BEING THE NUMBER COMMON SHARES OF THE COMPANY NECESSARY TO GIVE EFFECT TO THE ARRANGEMENT (AS DEFINED IN THE ARRANGEMENT AGREEMENT); (II) THE ADOPTION OF NEW ARTICLES OF THE COMPANY, THE FULL TEXT OF WHICH IS SET FORTH IN APPENDIX M TO THE INFORMATION CIRCULAR; AND (III) EFFECTIVE AS OF THE EFFECTIVE TIME (AS DEFINED IN THE ARRANGEMENT AGREEMENT) OR AS SOON AS POSSIBLE THEREAFTER, THE CHANGE OF NAME OF THE COMPANY FROM "KEEGAN RESOURCES INC." TO "ASANKO GOLD INC.", ALL AS MORE PARTICULARLY DESCRIBED IN THE INFORMATION CIRCULAR. TO APPROVE, WITH OR WITHOUT VARIATION, AN ORDINARY RESOLUTION, THE FULL TEXT OF WHICH IS SET FORTH IN APPENDIX B TO THE INFORMATION CIRCULAR, TO APPROVE THE ADOPTION OF A NEW SHARE OPTION PLAN OF THE COMPANY, THE FULL TEXT OF WHICH IS SET FORTH IN APPENDIX K TO THE INFORMATION CIRCULAR, ALL AS MORE PARTICULARLY DESCRIBED IN THE INFORMATION CIRCULAR. THE FOREGOING RESOLUTION WILL ONLY BE EFFECTIVE, AND WILL NOT BE IMPLEMENTED, UNLESS THE KEEGAN ARRANGEMENT RESOLUTION SET FORTH ABOVE, THE FULL TEXT OF WHICH IS SET FORTH IN APPENDIX B TO THE INFORMATION CIRCULAR, IS APPROVED. TO APPROVE, WITH OR WITHOUT VARIATION, AN ORDINARY RESOLUTION, THE FULL TEXT OF WHICH IS SET FORTH IN APPENDIX B TO THE INFORMATION CIRCULAR, TO APPROVE THE ADOPTION OF A PERFORMANCE RIGHTS PLAN OF THE COMPANY, THE FULL TEXT OF WHICH IS SET FORTH IN APPENDIX L TO THE INFORMATION CIRCULAR, ALL AS MORE PARTICULARLY DESCRIBED IN THE INFORMATION CIRCULAR. THE FOREGOING RESOLUTION WILL ONLY BE EFFECTIVE, AND WILL NOT BE IMPLEMENTED, UNLESS THE KEEGAN ARRANGEMENT RESOLUTION SET FORTH ABOVE, THE FULL TEXT OF WHICH IS SET FORTH IN APPENDIX B TO THE INFORMATION CIRCULAR, IS APPROVED. VOTE USING YOUR MOBILE DATA DEVICE SUCH AS SMART PHONES AND TABLETS AT PROXYVOTE.COM. *NOTE* THIS VOTING INSTRUCTION FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF. *NOTE* THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING
MANAGEMENT PROXY CIRCULAR.